United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 12, 2018

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

•	REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-219945);

•	POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556); AND

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764),

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION ABOUT THE BUYBACK PROGRAMME AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2018, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE

INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

COCA-COLA EUROPEAN PARTNERS (CCEP) BUYBACK PROGRAMME
12 SEPTEMBER 2018

CCEP announces a new share buyback programme of €1.5 billion.
The company has approved a €1.5 billion(1) share buyback programme to reduce the share capital of the company. The buyback programme will begin as soon as possible with up to €500 million of shares repurchased in 2018 subject to trading volumes. The value of the programme may be adjusted depending on economic, operating, or other factors, including acquisition opportunities.
The buyback programme will be carried out on the New York Stock Exchange and Euronext Amsterdam and will be effected within certain pre-set parameters and in accordance with the general authority to repurchase shares granted by shareholders at the company’s Annual General Meeting on 31 May 2018. CCEP intends to effect the buyback programme in accordance with the EU Market Abuse Regulation 596/2014. The maximum number of ordinary shares authorised for repurchase at the company’s 2018 Annual General Meeting is 48,507,819. All shares repurchased as part of the buyback programme will be cancelled.
(1) Existing shareholder authority to buy back shares expires at the end of the 2019 Annual General Meeting or, if earlier, the close of business on 28 June 2019. The company expects to seek further approval from shareholders to buy back shares at subsequent Annual General Meetings.

CONTACTS

Sarah Willett, Investor Relations	Claire Huff, Investor Relations
T +44 (0) 7970 145 218	T +44 (0) 7528 251 033

Thor Erickson, Investor Relations	Shanna Wendt, Media Relations
+1.678.260.3110	T +44 (0) 7976 595 168

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of non-alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

FORWARD-LOOKING STATEMENTS
This document may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks and uncertainties include but are not limited to those set forth in the “Risk Factors” section of the 2017 Annual Report on Form 20-F, including the statements under the following headings: Risks Relating to Consumer Preferences and the Health Impact of Soft Drinks; Risks Relating to Legal and Regulatory Intervention (such as the impact of sugar taxes being implemented in a number of countries in 2018 and the development of regulations regarding packaging); Risks Relating to Business Integration and Synergy Savings; Risks Relating to Cyber and Social Engineering Attacks; Risks Relating to the Market (such as customer consolidation); Risks Relating to Economic and Political Conditions (such as continuing developments in relation to the UK’s exit from the EU); Risks Relating to the Relationship with TCCC and Other Franchisors; Risks Relating to Product Quality (such as shortages of raw materials); and Other Risks.
Due to these risks and uncertainties, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks and uncertainties that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 12, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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